Mail Stop 6010
Via Facsimile and U.S. Mail

November 13, 2007

Mr. Kevin R. Callahan
Chairman and Chief Executive Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive, Suite 500
Addison, Texas 75001

> **Re: Affirmative Insurance Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 000-50795**

Dear Mr. Callahan:

We have reviewed your August 30, 2007 response to our July 3, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

1.   Please refer to your proposed disclosure in response to prior comments four and five. Please clarify how the increase in gas prices in mid 2005 is responsible for the favorable frequency trend in 2006.

2.   Please refer to prior comment six. Your proposed new disclosure will state that "information provided by any such actuary is one of several factors we consider establishing loss reserves." We believe that this disclosure continues to refer to independent actuaries in your determination of loss reserves. If you continue to refer to third party actuaries, please provide revised disclosure that identifies these firms.

3.   It appears that your response to prior comment eight does not include all of the information requested. Therefore we reissue the comment.

Notes to Consolidated Financial Statements

Note 6. Reinsurance, page 96

4.   We acknowledge your response to prior comment 12. Under the novation
        agreements, you appear to have assumed 100% of the insurance risk associated
        with the reinsured business, having been "substituted in place of the reinsurers
        assuming all rights, interests, liabilities and obligations related to the original
        quota share reinsurance agreement." However, you have accounted for these
        transactions using the SOP 98-7 deposit accounting method based on your
        conclusion that the risk transfer requirements described in paragraph 8 of SFAS
        113 were not met. Please describe the terms of these novation agreements to
        clarify your basis for concluding that the SFAS 113 risk transfer requirements
        were not met.

                                        *   *   *   *
        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your letter should key your responses to our comments.
Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR
under the form type label CORRESP.

        You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don
Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the
comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                                Sincerely,

                                                Jim B. Rosenberg
                                                Senior Assistant Chief Accountant